SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sino Gas International Holdings, Inc.
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
25659R 10 1
(CUSIP Number)
Liu Yuchuan No.18, Zhong Guan Cun Dong Street Haidian District, Beijing 100083 China 86-10-82600527

with copies to:

Laura H. Luo

Winston & Strawn LLP

Unit 3105 – 3106, Shanghai Kerry Centre

1515 Nanjing Road West, Jingan District

Shanghai, 200040

China

86-21-2208 2600

David A. Sakowitz

Winston & Strawn LLP

200 Park Avenue

New York, New York 10166-4193

212-294-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 28, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 25659R 10 1	13D	Page 2 of 11 Pages

1.		NAME OF REPORTING PERSON Liu Yuchuan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION: P. R. China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 112,869 Shares (1)
	8.	SHARED VOTING POWER 6,524,174 Shares (2)
	9.	SOLE DISPOSITIVE POWER 112,869 Shares (1)
	10.	SHARED DISPOSITIVE POWER 6,524,174 Shares (2)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,637,043 Shares (2)
12.		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.8% (3)
14.		TYPE OF REPORTING PERSON IN

(1)	112,869 shares of common stock issuable to Mr. Liu Yuchuan (“Mr. Liu”) upon conversion of the 8% senior secured convertible notes of the Company held by Mr. Liu and exercise of the related warrants.

(2)	Mr. Liu is deemed to be the beneficial owner of the 6,524,174 shares directly owned by Eloten Group Ltd. (“Eloten”) pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and has shared voting and dispositive power over these shares with Eloten. Mr. Liu and his wife hold 70% and 30%, respectively, of the equity interests in Eloten, and Mr. Liu is the sole director of Eloten.

(3)	Calculated based on 31,793,698 shares of the Company’s common stock issued and outstanding as of December 31, 2011 and includes 112,869 shares of the Company’s common stock issuable upon conversion of the 8% senior secured convertible notes of the Company held by Mr. Liu and exercise of the related warrants.

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CUSIP No. 25659R 10 1	13D	Page 3 of 11 Pages

1.		NAME OF REPORTING PERSON Eloten Group Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-Shares
	8.	SHARED VOTING POWER 6,524,174 Shares
	9.	SOLE DISPOSITIVE POWER -0-Shares
	10.	SHARED DISPOSITIVE POWER 6,524,174 Shares
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,524,174 Shares
12.		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.5% (2)
14.		TYPE OF REPORTING PERSON CO

(1)	Eloten Group Ltd. has shared voting and dispositive power over these shares with its sole director, Mr. Liu, who also holds 70% of its equity interests.

(2)	Calculated based on 31,793,698 shares of the Company’s common stock issued and outstanding as of December 31, 2011.

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Introductory Note

This Amendment No. 1 (this “Amendment No. 1”) is filed with respect to Sino Gas International Holdings, Inc. (the “Company” or the “Issuer”) by Eloten Group Ltd., a company organized and existing under the laws of the British Virgin Islands (“Eloten”), and Mr. Liu Yuchuan, a natural person, to amend the Schedule 13D filed with the Securities and Exchange Commission on October 31, 2006 by Eloten (as amended and supplemented, the “Schedule 13D”), to (i) add Mr. Liu, who, together with his wife, holds 100% of the ownership interests in Eloten, as a joint reporting person under the Schedule 13D (Mr. Liu and Eloten, each individually a “Reporting Person”, and collectively, “Reporting Persons”), and (ii) report a non-binding proposal made by Mr. Liu to the Company.

Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 2. Identity and Background.

(a) This Amendment No. 1 is being filed by Eloten Group Ltd., a company organized and existing under the laws of the British Virgin Islands, and Mr. Liu Yuchuan, a natural person. Mr. Liu and his wife hold 70% and 30%, respectively, of the issued and outstanding equity interests of Eloten. Mr. Liu is the sole director of Eloten. Mr. Liu’s wife does not have power to vote or direct the vote or to dispose or direct the disposition of the shares of common stock of the Issuer owned by Eloten.

The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 7.01. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

(b) Mr. Liu’s principal business address is No. 18, Zhong Guan Cun Dong Street,

Haidian District, Beijing 100083 China.

(c) Mr. Liu has been Chairman, Chief Executive Officer and President of the Company since September 7, 2006, and he has been the sole director of Eloten since December 11, 2003. The address at which Mr. Liu’s occupation is conducted is No. 18, Zhong Guan Cun Dong Street,

Haidian District, Beijing 100083 China.

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(d) Mr. Liu has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) During the last five years, Mr. Liu has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Liu is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons anticipate that if the Proposed Transaction (as defined and outlined in Item 4 below) is consummated, approximately US$12.1 million will be expended in acquiring the 25,269,524 outstanding shares of common stock owned by shareholders of the Company other than the Reporting Persons (the “Publicly Held Shares”). This amount excludes estimated transaction costs associated with the purchase of the Publicly Held Shares.

The Reporting Persons intend to finance the Proposed Transaction (as defined and outlined in Item 4 below) with a combination of debt and equity capital. The Reporting Persons are in preliminary discussions with potential sources that have expressed interest in providing financing to them.

Item 4. Purpose of the Transaction.

Mr. Liu, through Eloten, holds 6,524,174 shares of common stock of the Company and has power to vote or direct the vote or to dispose or direct the disposition of such shares. Mr. Liu also has sole voting and dispositive power over 112,869 shares of common stock of the Company issuable to him upon conversion of the 8% senior secured convertible notes of the Company held by Mr. Liu and exercise of the related warrants.

Mr. Liu reviews his holdings in the Company on a continuing basis and, depending upon the price and availability of the shares of the Company, the business prospects of the Company, general stock market and economic conditions, tax considerations and other factors deemed relevant, may at any time (as permitted by applicable law) acquire or sell, through the open market or otherwise, shares of common stock of the Company, engage or participate in discussions with the Company’s management and/or other stockholders of the Company, or engage in a transaction or series of transactions with the purpose or effect of acquiring or influencing control of the Company.

On April 28, 2012, Mr. Liu submitted a non-binding proposal letter to the Board of Directors (the “Board”) of the Company (the “Proposal Letter”) for the acquisition of all of the Publicly Held Shares (the “Proposed Transaction”). In the Proposal Letter, Mr. Liu, among other things: (i) proposed to acquire the Publicly Held Shares for $0.48 per share; (ii) reported to the Board on the status of his discussions with potential sources of debt financing; (iii) expressed his intention to finance the Proposed Transaction with a combination of debt and equity, with himself providing the necessary equity from his own holdings of Common Stock; (iv) indicated that he currently has no arrangements with potential sources of debt or equity financing, and that he does not propose to enter into any exclusivity agreement prior to reaching transaction terms approved by the Board; and (v) upon the Board’s approval, he is prepared to proceed with arranging financing and to finalize the terms of the Proposed Transaction in definitive transaction documents.

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The Proposal Letter provides that no binding obligation on the part of the Company or Mr. Liu shall arise with respect to the Proposed Transaction unless and until definitive agreements have been executed. If Mr. Liu determines to pursue an acquisition of control of the Company, and in this regard engages in discussions with the Company’s management and/or other stockholders of the Company regarding this intention, Mr. Liu will not decide as to the specific structure of the Proposed Transaction until after such discussions have taken place.  Mr. Liu has engaged legal advisor to assist him in evaluating strategic alternatives that are or may become available with respect to his holdings in the Company.

If the Proposed Transaction is completed, the Company’s common stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act.

References to the Proposal Letter in this Amendment No. 1 are qualified in their entirety by reference to the Proposal Letter itself, which is attached hereto as Exhibit 7.02 and incorporated by reference herein as if set forth in its entirety.

Except as set forth in this Schedule 13D, neither of the Reporting Persons has any other present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, although the Reporting Persons reserve the right to develop such other plans or proposals.

Item 5. Interest in Securities of the Issuer.

(a)-(b) Mr. Liu has (i) shared voting and dispositive power over 6,524,174 shares of the Company’s common stock and (ii) sole voting and dispositive power over 112,869 shares of the Company’s common stock issuable to him upon conversion of the 8% senior secured convertible notes of the Company held by Mr. Liu and exercise of the related warrants, which represent, in the aggregate, approximately 20.8% of the Company’s total shares of common stock. The foregoing percentage is calculated based on 31,793,698 shares of the Company’s common stock issued and outstanding as of December 31, 2011 and 112,869 shares of the Company’s common stock issuable to Mr. Liu upon conversion of the 8% senior secured convertible notes and exercise of the related warrants as described above.

(c) Mr. Liu has not effected any transactions in the Issuer’s shares of common stock within the past sixty days.

(d) and (e) Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Items 3, 4 and 5 with respect to any contract, arrangement, understanding or relationship described therein is hereby incorporated herein by reference.

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description
Exhibit 7.01	Joint Filing Agreement dated May 8, 2012 between Mr. Liu and Eloten Group Limited*
Exhibit 7.02	Non-binding Proposal Letter to the Board of Directors of Sino Gas International Holdings, Inc. dated April 28, 2012*

* Filed herewith.

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2012

By:	/s/ Liu Yuchuan
Name:	Liu Yuchuan

Eloten Group Ltd.

By:	/s/ Liu Yuchuan
Name:	Liu Yuchuan
Title:	Director

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EXHIBITS

Exhibit	Description
Exhibit 7.01	Joint Filing Agreement dated May 8, 2012 between Mr. Liu and Eloten Group Limited*
Exhibit 7.02	Non-binding Proposal Letter to the Board of Directors of Sino Gas International Holdings, Inc. dated April 28, 2012*

* Filed herewith

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